Exhibit 1.01

Conflict Minerals Report of Gentherm Incorporated

This Conflict Minerals Report (this “Report”) of Gentherm Incorporated (“we” or the “Company”) covers the reporting period from January 1 to December 31, 2014.  This Report was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

Business Overview

The Company is a global technology and industry leader in the design, development, and manufacturing of innovative thermal management technologies. Our primary products, which provide thermal conditioning of seats, can be found on the vehicles of nearly all major automotive manufacturers.  We also use similar technologies on other products that provide thermal comfort or create power from thermal sources.

Due Diligence Framework and Overview

We undertook due diligence on the source and chain of custody of the Conflict Minerals we use when producing our products.  We designed our due diligence to conform to an internationally recognized due diligence framework, the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition and related supplements (“OECD Framework”).

The OECD Framework divides the entire mineral supply chain into upstream and downstream entities.  An upstream entity is within the minerals supply chain from the mine to the smelter or refiner and includes miners, local traders, exporters from the country of mineral origin, international concentrate traders, mineral reprocessors, smelters and refiners.  A downstream entity is within the minerals supply chain from when the mineral leaves the smelter or refiner to when it arrives at the retailer and includes metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers, and retailers.

The Company is a downstream entity and is typically several tiers removed from the smelter or refiner and mineral origin.  We have limited visibility beyond our direct suppliers to entities within the supply chain.  Therefore, we rely principally on our direct suppliers to provide us with sourcing information.

We conduct a portion of our due diligence using tools and relying on information provided by the Conflict-Free Sourcing Initiative, an industry group that works to address Conflict Minerals issues within supply chains.  One tool we use is the Conflict Minerals Reporting Template (“CMRT”), which facilitates the collection of information on the source of Conflict Minerals.  We also rely on information from the Conflict-Free Smelter Program, a voluntary initiative in which an independent third party audits the procurement activities of a smelter or refiner to determine, with reasonable confidence, that the minerals it processes originated from conflict-free sources.

Due Diligence Process

The OECD Framework provides a five-step framework for risk-based due diligence in the mineral supply chain.  Using this framework, we list below the actions we took to exercise due diligence on the source of Conflict Minerals we used when producing our products.

Step 1 - Establish strong company management systems

•	Developed a Corporate Conflict Minerals Policy and included it in the About Us section on our corporate web site: http://www.gentherm.com.
•	Assembled a cross-functional internal team to implement our Conflict Minerals Policy.
•	Established a Conflict Minerals Management System and related internal controls.
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Subscribed to a Conflict Minerals Reporting Platform (“CMRP”), an on-demand software solution which enables the Company to collect, manage, aggregate and report conflict minerals information, and meet the requirements of our customers and the regulations.

•	Adopted CMRT as our primary means of collecting data from suppliers.

Step 2 - Identify and assess risks in the supply chain

•	Updated the Company’s ‘Sourcing of Raw Material Suppliers’ Procedural Instructions to include provisions that require all new suppliers to submit a report using CMRT.
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Conducted a supply chain survey of our direct suppliers using CMRP and the CMRT to identify the smelters or refiners that provide us with Conflict Minerals.  Reviewed and obtained additional information on responses that were incomplete, unclear, or inconsistent.

Step 3 - Design and implement a strategy to respond to identified risks

•	Implemented follow up procedures to address suppliers who did not respond to initial requests. These procedures include follow up requests and phone calls.
•	Reviewed submitted CMRT’s for completeness and reasonableness of responses.
•	Performed additional due diligence on a sample of direct suppliers to evaluate the general integrity of the responses received from all direct suppliers.

Step 4 - Carry out independent third-party audits of suppliers due diligence practices

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The Company’s Supplier Audit Checklist provides that, if a supplier audit is undertaken by Gentherm, the audit includes procedures to review the applicable supplier’s due diligence process related to conflict minerals compliance reporting.

Step 5 - Report annually on supply chain due diligence

•	Published our supply chain due diligence within our 2014 Form SD and Conflict Minerals Report on our website, http://www.gentherm.com.

Due Diligence Results

The Company did not receive responses from all of its suppliers and, in some cases, responses were incomplete or did not appear to be accurate; consequently, we were unable to determine the country of origin of Conflict Minerals for our products or whether such products were from recycled or scrap sources.  During 2014, we engaged an external organization to conduct a review of our conflict mineral compliance process and make recommendations for improvements.  That external organization gave suggestions that primarily relate to taking steps to obtain more complete responses from suppliers.  See the description further below concerning steps the Company intends to take to enhance its due diligence process.

Due Diligence Enhancements

We plan to undertake the following steps during the next compliance periods to (1) determine the country of origin of the Conflict Minerals and the facilities used to mine and refine the Conflict Minerals used in, and necessary to, the functionality or production of our products and (2) further mitigate the risks that necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country:

•	Perform selected on-site and remote conflict minerals due diligence reviews of suppliers.
•	Strengthen engagement with our direct suppliers with additional training and periodic communications.
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Increase our efforts to identify the number of smelters and refiners within our supply chain by evaluating the information received from our direct suppliers and comparing them with revised information published by the Conflict-Free Sourcing Initiative and the Department of Commerce.

•	Consider transitioning business to direct suppliers that use smelters designated as conflict-free.